UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-40143
CUSIP: 08774B102 (BETR), 08774B110 (BETRW)

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Better Home & Finance Holding Company
Full Name of Registrant
N/A
Former Name if Applicable
3 World Trade Center, 175 Greenwich Street, 57th Floor
Address of Principal Executive Office (Street and Number)
    New York, NY 10007
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
    Better Home & Finance Holding Company (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) with the Securities and Exchange Commission (the “SEC”) because of delays in preparation and finalization of its audited financial statements for the year ended December 31, 2023, in part resulting from the corrections described in Item 3 of Part IV below. The Company intends to file the Form 10-K with the SEC as soon as practicable and expects to do so on or before April 16, the expiration of the fifteen-day extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.
PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kevin Ryan	(415)	522-8837
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As outlined above in Part III of this Form 12b-25, the Company has not completed the preparation and finalization of its audited financial statements for the year ended December 31, 2023.

Except as described below, the Company does not anticipate any significant changes to the financial results for the fourth quarter and year ended December 31, 2023, disclosed in the Company’s Current Report on Form 8-K, dated March 28, 2024, and filed with the SEC on such date.

In the process of preparing its audited financial statements as of and for the year ended December 31, 2023, the Company identified certain immaterial errors which required correction of previously issued consolidated financial statements as of and for the year ended December 31, 2022 and for each of the quarters ended March 31, June 30 and September 30, 2023, which primarily related to the timing and classification of certain expense line items on the Company’s consolidated financial statements along with their related balance sheet impact, the timing of recognition of compensation expense with reference to certain dual trigger vesting restricted stock units and the reclassification of certain prior year expense to contra revenue. Subject to the finalization of its audited financial statements, the Company currently estimates the impact of such corrections on its previously reported financial results as of and for the year ended December 31, 2022, as follows:
•Total Assets decrease approximately $4 million, or 0.3%.
•Total Liabilities decrease approximately $8 million, or 0.6%.
•Stockholders Deficit decreased approximately $3 million, or 0.6%.
•Total revenue decreased approximately $5 million, or 1.3%.
•Net loss decreased approximately $10 million, or 1.1%.
•Basic and Diluted loss per share decreased approximately $0.03 per share.

Better Home & Finance Holding Company.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2024	By:	/s/ Kevin Ryan
Chief Financial Officer and President